Knockhouse Productions

Profit and Loss
September 2020 - August 2021

	TOTAL
Income	
Discounts/Refunds Given	-276.80
Services	168,889.39
Total Income	**$168,612.59**
GROSS PROFIT	**$168,612.59**
Expenses	
Advertising & Marketing	7,652.98
Bank Charges & Fees	270.02
Consultant - Intern	480.00
Contractors	0.00
Equipment Expenses	153.28
Interest Paid	0.00
Job Supplies	483.57
Legal & Professional Services	999.00
Live Event Expenses	750.00
Meals & Entertainment	2,636.89
Office Supplies & Software	2,947.86
Other Business Expenses	1,305.89
Reimbursable Expenses	-45.15
Rent & Lease	37,204.00
Repairs & Maintenance	1,933.03
Studio Expenses	1,571.42
Studio Software - Sweetwater	851.96
Taxes & Licenses	138.75
Travel	2,374.69
Utilities	561.72
Video Production	625.00
Total Expenses	**$62,894.91**
NET OPERATING INCOME	**$105,717.68**
Other Expenses	
Depreciation Expense	7,228.00
Total Other Expenses	**$7,228.00**
NET OTHER INCOME	**$ -7,228.00**
NET INCOME	**$98,489.68**

Knockhouse Productions

Balance Sheet
As of August 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	0.00
Expense Checking	3,999.00
Main Operating (7371)	-5,697.79
Retained Earning Checking (7520)	-738.70
Revenue Checking (7397)	5,700.09
Total Bank Accounts	**$3,262.60**
Other Current Assets	
Deposits - Lease Improv	2,500.00
Inventory Asset	0.00
Total Other Current Assets	**$2,500.00**
Total Current Assets	**$5,762.60**
Fixed Assets	
Fixed Assets - Accum Depr	
Accum Depr - Comp Equpt	-305.00
Accum Depr - Furn & Fixt	-803.00
Accum Depr - Lease Improv	-325.00
Accum Depr - Office Equpt	-1,381.00
Accum Depr - Software	-424.00
Accum Depr - Studio Music Equpt	-3,990.00
Total Fixed Assets - Accum Depr	**-7,228.00**
Fixed Assets - Cost	-3,850.00
Computer Equipment	648.22
Furniture & Fixtures	2,825.61
Leasehold Improvements	27,772.76
Office Equipment	3,999.99
Software	898.00
Studio Music Equipment	69,754.58
Total Fixed Assets - Cost	**102,049.16**
Total Fixed Assets	**$94,821.16**
TOTAL ASSETS	**$100,583.76**

Knockhouse Productions

Balance Sheet

As of August 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Sweetwater	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Deposits	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Member Distributions	
Member Distribution - DS	4,499.00
Member Distribution - JL	-3,500.00
Member Distribution - MH	-16,190.00
Member Distribution - RL	-23,000.00
Total Member Distributions	**-38,191.00**
Opening Balance Equity	0.00
Owner's Investment	0.00
Owner's Pay & Personal Expenses	12,776.80
Partner Contributions	
Member Contribution - RL	8,673.94
Member Contribution - DS	2,673.94
Member Contribution - JL	6,173.94
Member Contribution - MH	31,012.74
Total Partner Contributions	**48,534.56**
Retained Earnings	-18,576.24
Net Income	96,039.64
Total Equity	**$100,583.76**
TOTAL LIABILITIES AND EQUITY	**$100,583.76**

Knockhouse Productions

Statement of Cash Flows
September 2020 - August 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	98,489.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Deposits - Lease Improv	-2,500.00
Inventory Asset	0.00
Fixed Assets - Accum Depr:Accum Depr - Comp Equpt	305.00
Fixed Assets - Accum Depr:Accum Depr - Furn & Fixt	803.00
Fixed Assets - Accum Depr:Accum Depr - Lease Improv	325.00
Fixed Assets - Accum Depr:Accum Depr - Office Equpt	1,381.00
Fixed Assets - Accum Depr:Accum Depr - Software	424.00
Fixed Assets - Accum Depr:Accum Depr - Studio Music Equpt	3,990.00
Sweetwater	0.00
Deposits	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,728.00**
Net cash provided by operating activities	**$103,217.68**
INVESTING ACTIVITIES	
Fixed Assets - Cost	3,850.00
Fixed Assets - Cost:Furniture & Fixtures	-500.00
Fixed Assets - Cost:Leasehold Improvements	-16,075.00
Fixed Assets - Cost:Studio Music Equipment	-49,198.46
Net cash provided by investing activities	**$ -61,923.46**
FINANCING ACTIVITIES	
Member Distributions:Member Distribution - DS	-1,500.00
Member Distributions:Member Distribution - JL	-3,500.00
Member Distributions:Member Distribution - MH	-16,190.00
Member Distributions:Member Distribution - RL	-23,000.00
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-1,222.19
Partner Contributions:Member Contribution - JL	3,500.00
Partner Contributions:Member Contribution - MH	22,338.80
Retained Earnings	-22,463.00
Net cash provided by financing activities	**$ -42,036.39**
NET CASH INCREASE FOR PERIOD	**$ -742.17**
Cash at beginning of period	4,004.77
CASH AT END OF PERIOD	**$3,262.60**